United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

September 2012

Vale S.A.

Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

(Check One) Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

(Check One) Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

(Check One) Yes ☐ No ☒

Press Release

Vale plans to offer notes due 2042

Rio de Janeiro, September 4, 2012 — Vale S.A. (Vale) hereby announces that it plans to offer notes due 2042. Vale plans to use the net proceeds from the offering for general corporate purposes.

BB Securities Ltd., Banco Bradesco BBI S.A., Citigroup Global Markets Inc., J.P. Morgan Securities LLC and Santander Investment Securities Inc. are acting as joint lead managers and joint bookrunners.

The offering is being made pursuant to an effective shelf registration statement. A preliminary prospectus supplement with further information about the proposed offering will be filed with the U.S. Securities and Exchange Commission (SEC). Before you invest, you should read the preliminary prospectus supplement and other documents Vale has filed with the SEC for more complete information about the company and the offering. When available, you may access these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the underwriters will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. at 1-800-831-9146, J.P. Morgan Securities LLC at 1-866-846-2874 (each toll-free in the United States) or Santander Investment Securities Inc. at 1-212-407-0995 or, if calling from outside the U.S., by calling collect BB Securities Ltd. at +44 (20) 7367-5800 Att. Operations Department or Banco Bradesco BBI S.A. at 1-212-888-9145.

For further information, please contact:

+55-21-3814-4540

Roberto Castello Branco: roberto.castello.branco@vale.com

Viktor Moszkowicz: viktor.moszkowicz@vale.com

Carla Albano Miller: carla.albano@vale.com

Andrea Gutman: andrea.gutman@vale.com

Christian Perlingiere: christian.perlingiere@vale.com

Marcio Loures Penna: marcio.penna@vale.com

Rafael Rondinelli: rafael.rondinelli@vale.com

Samantha Pons: samantha.pons@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future and not on historical facts, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), the French Autorité des Marchés Financiers (AMF), and The Stock Exchange of Hong Kong Limited, and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VALE S.A.

	By:	/s/ Luciana Ribeiro da Costa Werner
Name: Luciana Ribeiro da Costa Werner
Title: Attorney-in-Fact

	By:	/s/ Bruna Gonçalves Botelho
Name: Bruna Gonçalves Botelho
Title: Attorney-in-Fact

Date: September 4, 2012